UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 26, 2005

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

NEWS RELEASE

Release 01-2005

January 26, 2005

Trading  Symbol: WTC:TSX

WTZ: AMEX

For immediate release

WESTERN SILVER EXPANDS BONANZA-GRADE POTENTIAL AT PEñASQUITO

Drilling confirms additional high-grade gold and silver at Peñasco north contact zone

VANCOUVER, B.C. – Western Silver Corporation today announced assay results from the last six holes completed during 2004 at the Peñasco deposit in the Outcrop breccia, located within its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico.

“The drilling expands the high-grade mineralization along the north contact of the Peñasco deposit. It also provides additional confirmation of the continuity of bulk-tonnage mineralization within the Peñasco deposit,” says Western Silver Manager of Mexican Exploration Tom Turner.

DRILLING EXPANDS THE NORTH CONTACT HIGH-GRADE ZONE AT PEÑASCO

Two holes tested the north contact of the Peñasco breccia. The bonanza-grade gold and silver mineralization intersected in each hole, together with previously reported mineralization, bolsters the possibility that sufficient tonnages may be present to support selective underground mining.

  Hole WC-208, collared 100 meters north of WC-166 and drilled due north at -60 degrees, intersected a  0.6 meter intercept beginning at 328.6 meters containing 216 g/t gold (6.3 oz/ton), 7,160 g/t silver (208.8 oz/ton), 13.40% lead and 19.15% zinc. This narrow intercept occurs within a 7.9 meter mineralized zone averaging 18.8 g/t of gold, 629 g/t of silver, 1.56% lead and 2.52 % zinc. It is also located approximately 150 meters vertically above the previously reported 2-meter high-grade intercept in WC-166 beginning at 486 meters averaging 536 g/t gold (15.6 oz/ton), 8,280 g/t silver (241 oz/ton), 4.27% lead and 8.51% zinc. Both high-grade intervals occur within 15 meters of the contact between the breccia and Caracol sandstone.

  Hole WC-211, drilled from east to west across the northern part of the Peñasco gold zone, intersected high-grade mineralization near the breccia contact. The interval from 622 to 624 meters, above the breccia contact, averages 11.75 g/t gold (0.34 oz/ton), 1,040 g/t silver (30.3 oz/ton), 2.81% lead and 8.86% zinc. A six meter zone from 640 to 646 meters straddling the breccia contact averages 9.72 g/t gold (0.28. oz/ton), 192 g/t silver (5.6 oz/ton), 3.43% lead and 9.76% zinc. These intercepts are approximately 40 meters west and 75-100 meters vertically below the previously reported high-grade in WC-166.

01-2005

  The area prospective for bonanza-grade mineralization extends along the north contact of the Outcrop breccia for at least 300 meters in an east-west direction and over a vertical interval of 250 to 500 meters below surface. Analysis of all drill holes that penetrate the north contact show that grades decrease below 500 meters. Much of the prospective contact above 500 meters remains untested and will be drilled immediately, with the initial objective of determining the continuity of high-grade mineralization between holes WC-166 and WC-208. One rig is currently drilling along the north contact zone at Peñasco.

BULK-TONNAGE MINERALIZATION CONFIRMED AT PEÑASCO

  Three holes drilled on east-west sections show good correlation with previously drilled holes on north-south sections, both with respect to thickness and grade of mineralization:

WC-209:  272.0 meters averaging 0.61 g/t gold, 26 g/t silver, 0.18% lead and 0.61% zinc.

WC-210:  269.98 meters averaging 1.17 g/t gold, 32 g/t silver, 0.41% lead and 1.47% zinc.

WC-211:  250.0 meters averaging 1.02 g/t gold, 41 g/t silver, 0.56% lead and 1.23% zinc.

  Holes WC-206 and WC-207, drilled respectively on the east and west perimeters of the mineralized zone, intersected thick intervals of low-grade mineralization.

Assay results for holes WC-203 through WC-211 are reported in this release. A complete assay summary for all 33 holes and a map with drill-hole locations may be found on Western Silver’s website at www.westernsilvercorp.com.

Two diamond drills have resumed coring large diameter drill holes both in the Chile Colorado and Peñasco deposits to obtain samples for metallurgical testing of both oxide and sulfide mineralization.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company’s primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metal prices. An independent resource calculation has also been released for the nearby Peñasco deposit.  Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks copper project in the Yukon. The Company, which is internationally recognized for its technical ability, is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release in accordance with NI-43-101.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Gerald Prosalendis, Vice President Corporate Development, 604-694-2740

Tom Patton, President, 604-641-2768

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission

01-2005

Hole	From [m]	To [m]	Interval [m]	Interval [ft]	Au g/t	Ag g/t	Pb %	Zn %
WC203	62.00	160.00*	98.00	321.44	0.3	12	0.24	0.2
	184.00	476.00	292.00	957.76	2.15	22	0.15	0.32
	422.00	476.00	54.00	177.12	10.33	73	0.15	0.43
	428.00	450.00	22.00	72.16	13.11	87	0.17	0.47
	438.00	448.00	10.00	32.80	23.11	147	0.25	0.57
	438.00	440.00	2.00	6.56	49.6	148	0.47	0.54
	458.00	462.00	4.00	13.12	56.15	385	0.23	0.57
	458.00	460.00	2.00	6.56	77.7	571	0.33	0.35
	518.00	704.00	186.00	610.08	0.86	16	0.09	0.29

WC204	322.00	842.00	520.00	1705.60	1.1	48	0.48	0.98
	322.00	448.00	126.00	413.28	0.64	40	0.63	1.31
	448.00	534.00	86.00	282.08	4.79	65	0.71	1.24
	452.00	456.00	4.00	13.12	7.08	79	1.01	1.9
	462.00	470.00	8.00	26.24	6.84	98	1.09	1.69
	486.00	504.00	18.00	59.04	7.05	109	1.05	1.97
	486.00	488.00	2.00	6.56	16.2	238	1.72	2.31
	530.00	532.00	2.00	6.56	43.2	52	0.92	1.41

WC205	282.00	314.00	32.00	104.96	0.38	66	1.14	0.91
	540.00	730.00	190.00	623.20	0.34	21	0.22	0.61
	600.00	626.00	26.00	85.28	1.36	73	0.93	1.74
	602.00	604.00	2.00	6.56	6.66	328	4.17	6.51

WC206	70.00	194.00	124.00	406.72	0.16	29	0.6	1.63
	362.00	784.00	422.00	1384.16	0.2	20	0.21	0.42

WC207	62.00	286.00	224.00	734.72	0.11	10	0.15	0.26
	556.00	720.00	164.00	537.92	1.72	6	0.02	0.04
	618.00	668.00	50.00	164.00	2.95	4	0.01	0.03
	624.00	640.00	16.00	52.48	3.17	4	0.01	0.02

WC208	312.00	340.00	28.00	91.84	5.49	189	0.61	1.19
	328.60	336.50	7.90	25.91	18.76	629	1.56	2.52
	328.60	329.20	0.60	1.97	216	7160	13.4	19.15
	336.20	336.50	0.30	0.98	12.55	383	5.89	14.25
	422.00	426.90	4.90	16.07	0.94	110	2.59	3.01
	426.20	426.90	0.70	2.30	2.83	675	17.3	17.7

WC209	9.65	78.00*	68.35	224.19	0.37	16	0.35	0.21
	9.65	14.00	4.35	14.27	4.63	117	2.68	0.19
	78.00	178.00	100.00	328.00	0.32	34	0.53	0.84
	260.00	532.00	272.00	892.16	0.61	26	0.18	0.61
	260.00	398.00	138.00	452.64	0.34	18	0.2	0.31
	398.00	500.00	102.00	334.56	1.03	42	0.19	1.15

WC210	332.00	601.98	269.98	885.53	1.17	32	0.41	1.47
	360.00	390.00	30.00	98.40	4.34	36	0.39	0.68
	360.00	370.00	10.00	32.80	5.17	65	0.77	1.53
	378.00	390.00	12.00	39.36	5.93	30	0.26	0.3
	380.00	382.00	2.00	6.56	23.5	82	0.77	0.66
	544.00	546.00	2.00	6.56	10.8	31	0.41	0.85
	588.00	601.98	13.98	45.85	2.58	108	1.19	2.67

WC211	116.00	122.00	6.00	19.68	1.55	58	0.37	0.29
	398.00	648.00	250.00	820.00	1.02	42	0.56	1.23
	610.00	648.00	38.00	124.64	3.42	142	1.35	4.05
	622.00	624.00	2.00	6.56	11.75	1040	2.81	8.86
	640.00	646.00	6.00	19.68	9.72	192	3.43	9.76

*oxide mineralization

01-2005

Core samples were prepped and analyzed by ALS Chemex of Guadalajara, Mexico and Vancouver, B.C. respectively. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps. Holes WC-203 and WC-205 have been updated with screen and fire assays not available at the time of the previous release but do not differ substantively from results reported previously.

On behalf of the board

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

Contact: Gerald Prosalendis, VP Corporate Development, 604-694-2740

Cautionary Statement

This document contains forward-looking statements relating to the Company's silver and gold mining business. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company's control. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company's future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company's filings from time to time with the SEC, including, without limitation, the Company's reports on Form 20-F and Form 6-K. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.